Exhibit 99.1

Akari Therapeutics announces new data demonstrating synergistic benefits of nomacopan’s bifunctional C5 and LTB4 inhibitory activity in pemphigoid disease

•	New data from bullous pemphigoid (BP) patients and pemphigoid disease (PD) models generated by Dr. Christian Sadik’s group at University of Lubeck, Germany published in the August 2019 edition of JCI Insight (see link to article HERE)

•	Preclinical PD model shows maximal disease reduction by nomacopan is achieved by combined inhibition of C5 and LTB4

•	Data from blister fluid and skin samples from 10 BP patients highlights the role of both C5a and LTB4 in granulocyte recruitment and disease progression

•	The data support the potential therapeutic role of nomacopan for treatment of BP which is being evaluated in Akari’s current Phase II clinical trial in patients with BP

NEW YORK and LONDON, August 9, 2019 – Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where the complement and/or leukotriene systems are implicated, today announced new preclinical and human data demonstrating the potential benefits of the dual inhibition of complement (C5) and leukotriene (LTB4) pathways by nomacopan for the treatment of pemphigoid disease (PD).

Bullous Pemphigoid (BP) is a severe orphan autoimmune inflammatory skin disease with an estimated prevalence of 18 per 100,000 in the U.S. and Europe. BP has a relapsing course over several years and is currently treated primarily with steroids and immunosuppressants, which bring with them well-known side effects, especially in the elderly population affected by BP.

In a murine model of pemphigoid diseases, nomacopan, which inhibits both C5 and LTB4, and L-nomacopan, which inhibits only LTB4, were shown to both significantly attenuate disease. However, nomacopan was shown to reduce disease more effectively than L-nomacopan highlighted by a reduction in peak disease activity of 75% and 60%, respectively. The results demonstrate the synergistic inhibition of C5 and LTB4 in the therapeutic efficacy of nomacopan in this model.

The joint role of C5 and LTB4 in BP is further supported by data from BP patients which highlight the role of both inflammatory mediators in disease progression. C5a and LTB4 are present in patients’ (n = 10) blister fluid in quantities that induce in vitro recruitment of granulocytes which are considered necessary for disease progression. Furthermore, the number of cells expressing C5 and LTB4 G-protein coupled receptors is significantly increased in perilesional skin compared to healthy control skin supporting the view that selectively disrupting the recruitment of granulocytes into the skin by inhibiting both C5 and LTB4 may be key to treating pemphigoid diseases.

Initial data (announced on April 23, 2019), from the first three BP patients in Akari’s ongoing Phase II clinical trial in patients with BP demonstrated a rapid reduction in BP Disease Area Index (BPDAI) score and blistering. There were no reported drug related serious adverse events for the BP patients, which is comparable to treatment data from other patients systemically treated with nomacopan for a total of approximately 20 cumulative  patient-years.

Further data on BP patients treated as part of the Company’s ongoing Phase II study will be presented at the 28th European Academy of Dermatology and Venereology (EADV) Congress, Madrid on October 10, 2019.

“This unique bifunctional pharmacological activity highlights nomacopan as a potentially highly effective therapeutic compound. The results support the concept that the parallel targeting of C5 and LTB4 is therapeutically superior to targeting only one of these mediators because it may overcome pathway redundancy and counter-regulatory pathways. This principle may not only apply to pemphigoid diseases but also to other antibody-mediated diseases, which often exhibit a spatiotemporal coincidence of C5 and LTB4 activation in their pathogenesis,” commented Dr. Christian Sadik from University of Lubeck, Germany.

Miles Nunn, Chief Scientific Officer of Akari Therapeutics, said: “Both C5a and LTB4, which are inhibited by nomacopan, have central roles in the recruitment and activation of granulocytes, and in BP are responsible for the formation of blisters at sites of autoantibody deposition. The encouraging data of Dr. Sadik and colleagues provides further support for the potential for the combined inhibition of C5 and LTB4 by nomacopan to provide a major therapeutic advantage in BP and other autoimmune diseases.”

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), thrombotic microangiopathy (TMA), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of nomacopan on both C5 and LTB4 may be beneficial in AKC and BP. Akari is also developing other tick derived proteins, including longer acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Peter Vozzo

Westwicke

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Nicholas Brown / Lizzie Seeley

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com